Exhibit 99.3

FORM OF

LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

AIM IMMUNOTECH INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Stockholders and Holders of Participating Securities of

AIM ImmunoTech Inc.

[            ], 2026

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by AIM ImmunoTech Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering (the “Rights Offering”) by the Company to subscribe for and purchase units, pursuant to non-transferable subscription rights distributed to all holders of record of the Company’s common stock, $0.001 par value per share (the “Common Stock”), or to holders of certain outstanding options and warrants (the “Participating Securities”) as of 5:00 p.m., Eastern Time, on February 4, 2026, the record date. Each unit entitles the holder to (A) one share of the Company’s Series G Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), with each share of Preferred Stock convertible into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Preferred Stock by a conversion price of $[__] per share (the “Conversion Price”), and (B) 1,666 Class G Common Stock Purchase Warrants expiring five years from the date of issuance (the “Warrants”). Each Warrant will be exercisable for one share of Common Stock at an exercise price of $[    ] per share. The subscription rights and units are described in the prospectus dated [__] (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing subscription rights to subscribe for up to 12,000 units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on February 5, 2026 and ends at 5:00 p.m., Eastern Time, on February 27, 2026, the expiration date, unless extended in the sole discretion of the Company for up to an additional 60 days (the “Expiration Date”).

As described in the Prospectus, each beneficial owner of shares of Common Stock or of Participating Securities is entitled to one subscription right for every share of Common Stock owned or deemed owned by such beneficial owner on the record date, evidenced by non-transferable subscription rights certificates registered in the record holder’s name or its nominee. Each subscription right entitles holder to purchase one unit at the subscription price (the “basic subscription right”). Unless the Company otherwise agrees in writing, a person or entity, together with related persons or entities, may not exercise subscription rights (including over-subscription privileges, as defined below) to purchase units that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 19.99% of the Company’s issued and outstanding shares of common stock following the closing of the transactions contemplated by this Rights Offering.

Based on [           ] shares of common stock outstanding as of February [   ], 2026, and [       ] shares of common stock issuable upon exercise of Participating Securities, the Company would grant subscription rights to acquire [   ] units but will only accept subscriptions for 12,000 units. Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription rights exceed the number of units available in the rights offering, the Company will allocate the available units pro-rata among the record holders exercising the basic subscription rights in proportion to the number of shares of Common Stock each of those record holders owned or are deemed to hold on the record date, relative to the number of shares owned or deemed to be held on the record date by all record holders exercising the basic subscription right. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription rights, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription rights on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and the Company will have no further obligations to you.

Holders who fully exercise their basic subscription right will be entitled to subscribe for additional units that remain unsubscribed as a result of any unexercised basic subscription right (the “Over-Subscription Privilege”). Subject to stock ownership limitations described in the Prospectus, if sufficient units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for units exceed the remaining units available, the remaining units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock held or Participating Securities held as of the record date by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holder receiving a greater number of units than the holder subscribed for, then such holder will be allocated only the number of units for which the holder oversubscribed, and the remaining units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all units have been allocated.

The Company will not issue fractional shares or warrants. Fractional shares or warrants resulting from the exercise of the basic subscription rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole unit. Any excess subscription payment received by the subscription agent will be returned, without interest or penalty, within 10 business days following the expiration of the Rights Offering.

The Company is asking persons who hold shares of the Company’s Common Stock or Participating Securities beneficially, and who have received the subscription rights distributable with respect to those securities through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise subscription rights on behalf of beneficial owners, you will be required to certify to the subscription agent and the Company, in connection with such exercise, as to the aggregate number of subscription rights that have been exercised pursuant to the basic subscription right, whether the basic subscription rights of each beneficial owner of subscription rights on whose behalf you are acting has been exercised in full, and the number of units being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of subscription rights on whose behalf you are acting.

The Company is asking you to contact your clients for whom you hold shares of Common Stock or Participating Securities registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Subscription Rights Certificate;
3.	Instructions as to Use of Subscription Rights Certificates;
4.	Form of Letter to Shareholders Who are Beneficial Holders;
5.	Form of Beneficial Owner Election Form; and
6.	Form of Nominee Holder Certification.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription right and Over-Subscription Privilege, if applicable, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the properly completed and duly executed subscription rights certificate and full payment of the subscription price, including final clearance of any checks, prior to the Expiration Date.

A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE INFORMATION AGENT, BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC, TOLL FREE AT (855) 793-5068.